U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                          FORM 10-SB/A


             General Form for Registration of Securities
                    of Small Business Issuers
                   Under Section 12(b) or (g) of
               the Securities Exchange Act of 1934



                 DIVERSIFIED HOLDINGS INTERNATIONAL, INC.
                     -----------------------------
                    (Name of Small Business Issuer)




Delaware                                           52-2051281
______________________                       _____________________
(State or Other Jurisdiction of              I.R.S. Employer
Incorporation or Organization)               Identification Number


       1201 4th Avenue South, Suite 312, Seattle, Washington 98134
      ------------------------------------------------------------
      (Address of Principal Executive Offices including Zip Code)


                          206/521-3383
                         _____________
                    (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:     None


Securities to be Registered Under Section 12(g) of the Act:     Common Stock,
                                                             $.0001 Par Value
                                                             (Title of Class)

                                      PART I

ITEM 1.  BUSINESS.

     Diversified Holdings International, Inc. (the "Company"), was incorporated on August 8, 1997 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company has not commenced any operational activities.

     The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market. The Company has voluntarily filed with the Securities and Exchange Commission a registration statement on Form F-10 to register the common stock of the Company.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     *        the ability to use registered securities to make acquisition of assets or businesses;
     *        increased visibility;
     *        the facilitation of borrowing from financial institutions;
     *        improved trading efficiency;
     *        shareholder liquidity;
     *        greater ease in subsequently raising capital;
     *        compensation of key employees through stock options;
     *        enhanced corporate image;
     *        a presence in the United States capital market.

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

     * a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

     * a foreign company which may wish an initial entry into the United States securities market;

     * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

     * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target business of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     The proposed business activities described herein classify the
Company as a "blank check" company.  See "GLOSSARY".  The
Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check
companies.   Management does not intend to undertake any efforts to
cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, each shareholder of the Company has executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the Company is no longer classified as a blank check company. Each shareholder has deposited such shareholder's respective stock certificate with the Company's management, who will not release these respective certificates except in connection with or following the completion of a merger or acquisition.

     The Company's business is subject to numerous risk factors, including the following:

     NO OPERATING HISTORY OR REVENUE AND MINIMAL
ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     SPECULATIVE NATURE OF THE COMPANY'S PROPOSED
OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the target company and numerous other factors beyond the Company's control.

     SCARCITY OF AND COMPETITION FOR BUSINESS
OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.
Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER
TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION.
The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company.
There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     CONTINUED MANAGEMENT CONTROL, LIMITED TIME
AVAILABILITY. While seeking a business combination, management anticipates devoting a limited amount of time to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

     CONFLICTS OF INTEREST-GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as officers, directors or partners, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE
OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS
OF INTEREST."

     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE
ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     LACK OF MARKET RESEARCH OR MARKETING
ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires.
The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     REGULATION. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment
Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by it, and to resign as members of the Board of Directors and officers of the Company. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     REDUCTION OF PERCENTAGE SHARE OWNERSHIP
FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present shareholders of the Company and would most likely result in a change in control or management of the Company.

     ASPECTS OF BLANK CHECK OFFERING. The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on terms satisfactory to the target company.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.
A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     REQUIREMENT OF AUDITED FINANCIAL STATEMENTS.
Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements.

     In certain cases, audited financial statements may not be available at the time of the business combination. If that occurs, the Company intends to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto will include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2.  PLAN OF OPERATION

     The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, or affiliates have engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

     The Company anticipates seeking out a target business through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Such persons will have no relationship to management.

     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

     The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See
"FINANCIAL STATEMENTS."   This lack of diversification should be
considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly- owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity for shareholders and other factors.
Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officers and directors of the Company have not conducted market research and are not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management expects to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with all certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. It is anticipated that outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has limited cash assets with which to pay such obligation.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     The Company's principal shareholder has agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount such shareholder will advance to the Company. The Company will not borrow any funds for the purpose of repaying advances made by such shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's officers, directors, shareholders or their affiliates or associates serve as an officer or director or hold any ownership interest.

USE OF CONSULTANTS

     The Company has no agreements or arrangements with any consultants for the selection of any possible business transaction. Furthermore, no officer or director of the Company has used any consultants in the past nor has any arrangement or agreement for the use of any such consultant in the selection of a target company. However, the Company may use the services of a consultant to identify a target company. The Company would determine to use such a consultant based on the type of target company being sought or reviewed, the form and amount of compensation such a consultant would require, the years such consultant had been in business and the rate of success in matching target companies with acquiring companies. Management would expect that any such consultant would provide the Company with a selection of target companies, would assist in the study of any such target, would assist in negotiating the terms of any transaction, and would serve to facilitate the negotiation process.

     Additionally, a particular target may be presented to the Company only on the condition that the services of a consultant be continued if the transaction is concluded. Such consultants or advisors may include attorneys or accountants who have an agreement with the target company for continuation of their services after any transaction. Such preexisting agreements for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the Company's selection of a target company.

     If a consultant is used, compensation may take various forms, including fixed cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities or any combination of these or other compensation arrangements. The Board of Directors has not accepted any policies regarding the use of consultants or their identities or possible compensation except that no consultant fees will be paid to Management or any affiliate of Management.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

     The Company subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied on the Commission's home page on the World Wide Web at http://www.sec.gov or at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at its regional offices. The Company intends to file such periodic reports with the Commission until it effects a merger or acquisition, even in the event it no longer is obligated to do so. After a merger or acquisition, the filing of such periodic reports will be the responsibility of new management of the Company, but the Company anticipates that such reports will be filed since the continuing public status of the Company will be a principal factor in effecting the merger or acquisition.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Alan Kwong, one of the Company's directors, at no cost to the Company. Mr. Kwong has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.

     The following table sets forth, as of August 1, 1997, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address                              Amount of Beneficial    Percent
of Beneficial Owner                           Ownership               of Class
------------------------                      -----------------       --------
William Wing Keung Tang                       2,175,000               43%
Trinity House, #605
165 Wanchai Road
Hong Kong

Alan Kwong (1)                                  957,000               19%
6839 Southeast Cougar Mountain Hgwy
Bellevue, Washington 98006

First Agate Capital Corporation (2)             250,000                5%
1504 R Street, N.W.
Washington, D.C. 20009

All Executive Officers and                    3,132,000               62%
Directors as a Group (2 Persons)


(1) Mr. Kwong is the president, director and 10% shareholder of Global Pacific International Inc. and therefore may be considered to have voting control of the shares of common stock owned by it.

(2) First Agate Capital Corporation is a Delaware corporation formed to provide assistance to companies going public. Mr. James M. Cassidy is the sole shareholder and director of First Agate Capital Corporation.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
           PERSONS.

     The Directors and Officers of the Company are as follows:

Name                               Age          Positions and Offices Held
--------------------               ---          -------------------------

Alan Kwong                         37           President, Director

William Wing Keung Tang            39           Vice President, Secretary,
                                      Director

     There are no agreements or understandings for any officer of director to resign at the request of another person and none of the above-named officers or directors are acting on behalf of or will act at the direction of any other person.

     Set forth below are the names of all directors and executive officers of the Company, all positions and offices with the Company held by each such person, the period during which he has served as such, and the business experience of such persons during at least the last five years:

     Alan Kwong, 37, serves as President and a director of the Company. Mr. Kwong received his elementary and high school education in Hong Kong and obtained his Bachelor of Arts degree from the State University of New York in 1985 and his Masters of Arts degree in computer graphics from the New York Institute of Technology in 1987. From 1987 to 1994, Mr. Kwong was the
President of Pacific Star International Inc., a Seattle, Washington company engaged in project research and development in China. While President of Pacific Star, the company handled contract negotiations for various projects in China including the "Royal Plaza" aggregating US$125,000,000, a motorcycle factory in Shanghai, an automobile factory in Shenzhen, and various import and export transactions. From 1995 to the present, Mr. Kwong has been President of Global Pacific International, Inc., a Vancouver, British Columbia corporation engaged in real estate development in the Far East and elsewhere.

     William Wing Keung Tang, 39, serves as Vice President, Secretary and a director of the Company. Mr. Tang was born in and is a resident of Hong Kong. In 1982, Mr. Tang graduated in Business Studies from the Hong Kong Business School. From 1991 to 1993, Mr. Tang served as General Manager for Winning Group, a watch manufacturer in Mainland China. Mr. Tang developed and monitored a chain of more than 120 outlets of Winning Group in throughout China. From 1993 to 1995, Mr. Tang served as manager for licensing and merchandising of Warner Bros. (F.E.) Licensing Inc., Hong Kong. From 1996 to present, Mr. Tang served as the Managing Director of Asian Finance and Investment Ltd. In 1991, Mr. Tang founded and has been the General Manager since 1991 of Bilities International, Hong Kong. Mr. Tang is experienced in international trading, business and manufacturing in China, the Far East and elsewhere.

CONFLICTS OF INTEREST IN GENERAL

     Management may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that reference results in a business combination. The amount of any finder's will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to the management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     None of the Company's officers, directors, promoters, or their affiliates or associates have had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

     Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or promoters or their affiliates or associates:

     (i)     Any lending by the Company to such persons;
     (ii) The issuance of any additional securities to such persons prior to a business combination;
     (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or
     (iv)    The payment of any finder's fees to such persons.

     These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions would require the approval of the Board of
Directors.   Management does not intend to propose any such action and does not anticipate that any such action will occur.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

SPECIFIC CONFLICTS OF INTEREST

     Mr. Kwong is president of a company involved in real estate development in the Far East. This company primarily acts as a finder for real estate transactions. Mr. Kwong may act as a finder for a project or projects suitable for development by the Company or other business entities which entities may present more favorable terms for acting as a finder. Mr. Kwong is the president, a director and shareholder of Global Pacific Enterprises, Inc. which, through its trustee corporation Central Ocean International, Ltd., has entered into an initial joint venture agreement with a Chinese government-owned development company to develop "Royal Plaza", a commercial/residential/hotel complex site in the City of Chengdu, China. Global Pacific Enterprises, Inc.
is required to contribute approximately $6,000,000 to the joint venture project by mid-1998 in order to continue as a joint venturer in the project. Global Pacific Enterprises, Inc. has filed a registration statement with the United States Securities and Exchange Commission for the sale of its securities. If Global Pacific Enterprises, Inc. is unable to raise sufficient funds it may determine to seek alternate joint venture projects. Such projects may conflict with projects being sought by the Company.

     Mr. Kwong is the vice president of Century Investments International, Inc., a development-stage Delaware corporation, formed to develop, manage and acquire commercial real estate properties in the Far East, particularly China. Century Investments International, Inc. has filed a registration statement with the Securities and Exchange Commission for the offer and sale of its securities. Century Investments International, Inc. is a development stage company with no operations or revenues.

     In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, certain of the Company's directors and its executive officers may have similar legal obligations to present certain business opportunities to other entities. In addition, the Company may enter into one or more joint ventures with third parties or with entities associated with officers or directors of the Company. These joint ventures may be in conflict with the Company in obtaining the rights to acquire or develop certain project opportunities, or in the use of available funds or other resources for such development. There can be no assurance that any of the foregoing conflicts, if such conflicts arise, will be resolved in favor of the Company.

     Management of the Company has not been involved in any previous blank offerings. Global Pacific Enterprises, Inc. has been formed to develop and locate funding for a specific property located in China. Century Investments International has been formed to specifically develop and manage real estate projects in the Far East and China. The Company has been formed to locate and merge with a target business without limitation as to the type of business in which it is engaged. Management has determined to wait to review the results of the Company before deciding whether to file additional blank check companies.

USE OF MARKET MAKERS

     The Company does not anticipate that a trading market will develop its in stock until, if at all, a merger or acquisition with a target company has been effected. At such time that a merger or acquisition has occurred, the Company may seek a market maker for the Company's securities. However, a target company may already have arrangements with a broker-dealer to act as that company's market maker. The Company has not had any preliminary discussions nor has entered into any agreements or arrangements with any market maker regarding participation of such market maker in any future trading market, if any, of the Company's securities. First Agate Capital Corporation, a shareholder in the Company, may recommend one or more market makers to the Company after a merger or acquisition if so requested by new management.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay officers or directors. Further, none of the officers or directors are accruing any compensation pursuant to any agreement with the Company.

     No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In 1997, the Company issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash. If any of these sales were made within the United States or to United States citizens or residents, such sales were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

       NAME                         NUMBER OF
                                   TOTAL SHARES
          ----------------                     ---------------
          Mark Alan Mannhalt                      50,000
          Donald Tom Prechitt                     30,000
          Fred Umayam                            100,000
          Huang Waxu                              80,000
          Pollysol Investments Ltd.              100,000
          He Rong Hui                             20,000
          Lee Shick Por                           20,000
          C.L. Ng                                652,500
          Kam Ping Lui                           130,500
          Brenda Kayikong                        435,000
          William Wing Keung Tang              2,175,000
          Alan Kwong                             957,000
          First Agate Capital Corporation        250,000


     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's officers, directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy through their own initiative may be changed. The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder shall not sell such shareholder's respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a blank check company. Each shareholder has placed the respective stock certificate with the Company which will not release the certificates until such time as a merger or acquisition has been successfully consummated.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value $.0001 per share. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

     The Company does not anticipate issuing additional securities to any officer, director, promoter, associate, advisor or other person currently associated or connected to the Company. The Company does not anticipate issuing any additional securities until it has located a target company.
The shares of common stock authorized but unissued may be used by the Company in the acquisition or merger of a target company and/or by the Company for future acquisitions for stock thereafter if it desires to do so.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, $.0001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any
further vote or action by the shareholders.   Any shares of preferred stock so
issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any Preferred Stock.

DIVIDENDS

     The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

GLOSSARY

"Blank Check" Company     As defined in Section 7(b)(3) of the Securities Act, a
                          "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange
                          Act.

The Company               Diversified Holdings International, Inc. the company
                          whose common stock is the subject of this registration statement.

Exchange Act              The Securities Exchange Act of 1934, as amended.

"Penny Stock"
    Security.             As defined in Rule 3a51-1 of the Exchange Act, a
                          "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing
                          Corporation; (iv) that has a price of $5.00 or more
                          (except for purposes of Rule 419 of the Securities
                          Act); (v) that is registered on a national securities exchange; (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied; or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act            The Securities Act of 1933, as amended.

Small Business Issuer     As defined in Rule 12b-2 of the Exchange Act, a
                          "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000
                          (iii) which is a United States or Canadian issuer
                          (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

                                                 PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers the Nasdaq Stock Market, has recently implemented changes in the criteria for initial and continued eligibility for listing on the Nasdaq Stock Market. In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the Nasdaq SmallCap Market or a national or regional exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market.
In such case, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. Each shareholder who is a citizen or resident of the United States represented to the Company in a subscription therefor that such shareholder was a sophisticated investor (or an accredited investor), knew that he could have information about the Company, was able to make inquiries about the Company, and, in fact, had information about the Company. The Company does not intend to issue or sell any additional securities until it has effected a merger or acquisition of a target company.

     (c) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold securities which were not registered as follows:

     DATE          NAME               NUMBER OF          CONSIDERATION
                                      SHARES

     8/15/97      Mark Alan Mannhalt                    50,000        $5.00
     8/15/97      Donald Tom Prechitt                   30,000         3.00
     8/15/97      Fred Umayam                          100,000        10.00
     8/15/97      Huang Waxu                            80,000         8.00
     8/15/97      Pollysol Investments Ltd.            100,000        10.00
     8/15/97      He Rong Hui                           20,000         2.00
     8/15/97      Lee Shick Por                         20,000         2.00
     8/15/97      C.L. Ng                              652,500        65.25
     8/15/97      Kam Ping Lui                         130,500        13.05
     8/15/97      Brenda Kayikong                      435,000        43.50
     8/15/97      William Wing Keung Tang            2,175,000       217.50
     8/15/97      Alan Kwong                           957,000        95.70
     8/15/97      First Agate Capital Corporation      250,000        25.00

     As listed above, the Company issued shares of its Common Stock par value $.0001 per share to the individuals or entities for the consideration as listed in cash. If any of these sales were made within the United States or to United States citizens or residents, such sales were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

     All the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the by-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED
TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE
COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE
OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT
SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED
IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                                PART F/S

     Financial Statements.

     Attached are audited financial statements for the Company for the period ended April 29, 1997. The following financial statements are attached to this report and filed as a part thereof.

     1) Table of Contents - Financial Statements

     2) Report of Independent Certified Public Accountants

     3) Balance Sheet

     4) Stockholders' Equity

                                                     PART III


ITEM 1.  INDEX TO EXHIBITS.

     EXHIBIT NUMBER     DESCRIPTION                         LOCATION
     --------           ------------------------------      -------
     (2)                Articles of Incorporation and By-laws:

        2.1                 Articles of Incorporation
        2.2                 By-laws

     (3)          Instruments Defining Rights of Holders
        3.1*               Lock Up Agreement

     (10)(a)                Consents - Experts:
        10.1*                       Consent of Accountants

* filed herewith

                                           INDEX TO FINANCIAL STATEMENTS
                                      DIVERSIFIED HOLDINGS INTERNATIONAL INC.
                                           (A Development Stage Company)
                                               FINANCIAL STATEMENTS


     Report of Independent Certified Public Accountants             F-2

     Financial Statements:

               Assets                                                F-3

          Stockholders' Equity                                       F-3

          Notes to Financial Statement                               F-4

                                                  JOHN P. MACLEAN
                                            CERTIFIED PUBLIC ACCOUNTANT
                                                15701 Alameda Drive
                                               Bowie, Maryland 20716
                                       301/249-4900        Fax 301/249-9296


                          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Diversified Holdings International Inc.

     I have audited the accompanying Balance Sheet of Diversified Holdings International Inc. as of August 19, 1997. This financial statement is the responsibility of management. My responsibility is to express an opinion on this financial statement based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statement referred to above presents fairly, in all materials respects, the financial position of Diversified Holdings International Inc. as of August 19, 1997, in conformity with generally accepted accounting principles.


                               /s/ John P. MacLean, CPA, CFP

August 19, 1997

                         DIVERSIFIED HOLDINGS INTERNATIONAL INC.
                                      Balance Sheet
                                     August 19, 1997


          ASSETS
               Cash                                              $500
          Total assets                     $500

          Shareholder Equity
               Common Stock (5,000,000 shares
               $.0001 par value                                  $500


          Total Equity                                           $500



                                   See Auditor's Report

                     Diversified Holdings International, Inc.
                             Notes to Financial Statements

Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

(A) DESCRIPTION OF BUSINESS. The Company was organized August 8, 1997 for the purpose of engaging in any lawful business. The Company is in the development stage and operations have not commenced. The Company has selected the calendar year as its fiscal year.

(B) COMMON STOCK ISSUED. The Company has authorized 100,000,000 shares of common stock having a par value of $.0001 per share. As of August 19, 1997, 5,000,000 shares of common stock have been issued and were outstanding.

(C) As of August 19, 1997, no shareholders, officers, directors or other related parties had incurred costs on behalf of the Company.

                                SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                     DIVERSIFIED HOLDINGS INTERNATIONAL INC.


                                                      By: /s/ Alan Kwong
Date:  February 15, 1998                               Alan Kwong, President